

Mail Stop 6010

October 26, 2007

Mr. Dean H. Bergy
Chief Financial Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

      Re: Stryker Corporation
              Form 10-K for the Year Ended December 31, 2006
              Form 10-Q for the Quarter Ended June 30, 2007
              File No. 000-09165

Dear Mr. Bergy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1.   We note your disclosures here and within your March 31, 2007 and June 30, 2007 Forms 10-Q related to your non-GAAP measure entitled "constant currency" amounts/percentages. In accordance with our prior comment 4 in our letter dated October 23, 2006, please revise your future filings to disclose how you determine "constant currency" amounts/percentages.

Liquidity and Capital Resources, page 35

2.   We note your disclosure on page 36 that your marketable securities totaled $998.2 million at December 31, 2006 and from Note 2 to your financial statements that a significant portion of those securities were "corporate and asset-backed debt securities." In all future filings, as applicable, please expand your discussion and analysis to provide your investors with information necessary for an understanding of your financial condition. Refer to Item 303(a) of Regulation S-K. For example, please identify the specific nature of your marketable securities, including your corporate and asset-backed debt securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.

Consolidated Balance Sheets, page 41

3.   We note total accrued expenses and other current liabilities were $500.7 million at December 31, 2006 and that total other noncurrent liabilities were $331.3 million at December 31, 2006. Please tell us the primary components of these balances. As applicable, please revise future filings to provide the disclosures required by Rule 5-02(20) and Rule 5-02(24) of Regulation S-X.

Notes to Consolidated Financial Statements, page 45

Note 1. Significant Accounting Policies, page 45

4.   Please revise your future filings to include your accounting policy for the evaluation of goodwill and long-lived assets for impairment under SFAS 142 and SFAS 144.

Exhibits 31

5.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Item 601(b)(31) of Regulation S-K. Specifically, in paragraph 4(d), you have removed the language "(the registrant's fourth fiscal quarter in the case of an annual report)". We note similar modifications within your March 31,

2007 and June 30, 2007 Forms 10-Q. Please revise your certifications in future filings to conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2007

Item 1. Financial Statements, page 2

Condensed Consolidated Statement of Cash Flows, page 5

6.   We note your presentation of cash flows related to discontinued operations is inconsistent with SFAS 95 since your use of the indirect method of determining cash flows from operating activities begins with net earnings from continuing operations rather than net income. Beginning with your Form 10-Q as of September 30, 2007, please revise future filings to appropriately present your consolidated statement of cash flows using the indirect method from operating activities to begin with net income in accordance with paragraph 28 of SFAS 95.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12

7.   We note your response to prior comment 1 from our letter dated October 23, 2006. We note that the non-GAAP measures presented here are derived by excluding purchased in-process research and development from net earnings from continuing operations for each reporting period presented. You state that you believe these measures affect the comparability of operating results. You also state that excluding these charges from certain financial metrics is more representative of your past and potential future operational performance. Please address the following:

- In light of the fact that you have incurred in-process research and development charges in each of 2006, 2005 and 2004, it appears that this would be considered a recurring charge. Please tell us why you believe your presentation of this non-GAAP measure complies with Item 10(e)(1)(ii) of Regulation S-K.

- Tell us and revise future filings to explain why you believe the non-GAAP measures are "more representative" of your past and potential future operational performance than the most directly comparable GAAP measures. Alternatively, revise future filings to state that the non-GAAP measures simply provide an alternative representation of your past and potential future operational performance.

Item 4. Controls and Procedures, page 23

8.   We note your statement that your certifying officers concluded that the company's disclosure controls and procedures are "effective to bring to the attention of the Company's management the relevant information necessary to permit an assessment of

the need to disclose material developments and risks pertaining to the Company's business in its periodic filings with the Securities and Exchange Commission." We note a similar disclosure in your March 31, 2007 Form 10-Q. The language that is currently included after the words "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please revise your future filings to remove the language or to revise the disclosure so that the language that appears after the words " effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286, or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Branch Chief